Reply Attention of	Cam McTavish
Direct Tel.	604.891.7731
EMail Address	czm@cwilson.com
Our File No.	29423-1 / D/CZM/868494.1

June 14, 2006

VIA COURIER AND EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:	Mellissa Campbell Duru

Dear Sirs/Mesdames:

Re: Quincy Energy Corp. Amended Preliminary Proxy Statement on Schedule 14A Filed May 27, 2006 File No. 0-31501

                              Further to our letter of May 26, 2006 in response to yours of May 17, 2006 with respect to the Preliminary Proxy Statement on Schedule 14A filed by Quincy Energy Corp. (the “Company”) on April 17, 2006, we write to provide supplemental information to your comment No. 2.

As requested by staff, we provide the following additional analysis of the application of Rule 12g-3(a) of the 1934 Act, which states:

Where in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to section 12 of the Act are issued to the holders of any class of securities of another issuer that is registered pursuant to either section 12 (b) or (g) of the Act, the class of securities so issued shall be deemed to be registered under the same paragraph of section 12 of the Act ....

Our analysis provides that Rule 12g-3(a) involves two elements:

1.

The first element of the Rule is that securities of an issuer that are not already registered are issued “in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise”. We believe that this element will be satisfied as the securities of Energy Metals Corporation (Energy Metals”) being issued are “in connection with” the succession of EMC Acquisition Corp. to the assets and liabilities of the Company.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

2.

The second element of the Rule is that securities of an issuer that are not already registered (i.e. Energy Metals), are issued to holders of a class of securities that are registered, (i.e. the Company’s shareholders). We believe this element will be satisfied in the present transaction.

Where these two elements are satisfied, Rule 12g-3(a) deems the class of securities so issued to be registered under s.12.

If our conclusion did not follow from the circumstances of this transaction, the implication would be that an unregistered issuer that sought to acquire a class of securities that where registered by way of an exchange transaction could avoid the public reporting requirements under the 1934 Act simply by interposing an acquisition subsidiary in connection with the transaction. That result would undermine the public policy purposes behind Rule 12g-3, which is to ensure that the holders of a class of securities that are subject to an exchange transaction whereby they receive securities of an issuer that are not already registered, could continue to have access to public information.

We trust the preceding adequately addresses your concerns.

We also confirm that a copy of the Agreement and Plan of Merger dated as of March 9, 2006 will be filed with the Definitive Proxy Statement.

We look forward to any further comments you may have regarding this Schedule 14A/A or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7731.

Yours truly,

CLARK WILSON LLP

Per:	/s/ Cam McTavish

Cam McTavish

CZM/MSOffice

Encl.

cc:	Quincy Energy Corp.
Attention: Daniel T. Farrell